EXHIBIT 99
NEWS RELEASE


CONTACT:
  Richard Becht
  (716) 655-3800

FOR IMMEDIATE RELEASE


   ACME ELECTRIC CORPORATION REPORTS SECOND QUARTER RESULTS

  EAST AURORA, N.Y., January 24, 2000 -- Acme Electric Corporation (NASDAQ:ACEE) announced today that for the second quarter ended December 31, 1999, consolidated sales were $19,247,000, with net income of $417,000, or $.08 per diluted share, compared with sales of $18,803,000 with net income of $402,000, or $.08 per diluted share, for the comparable period last year.

  Sales for the twenty-six-week period ended December 31, 1999, were $38,518,000, with net income of $1,359,000, or $.26 per diluted share, compared with sales of $41,181,000, with net income of $924,000, or $.18 per diluted share, for the comparable period last year.

  Robert J. McKenna, Chairman and Chief Executive Officer, stated that, "We are very pleased with both our second quarter and first half-year performance. The second half of the year is also expected to be profitable, but delays in the timing of some major programs will reduce sales and earnings in the near term. We expect these orders, first contemplated for the second half of this fiscal year, to materialize in the first half of next fiscal year, beginning July 1."

  Founded in 1917, Acme Electric Corporation is a leader in the design and manufacture of power conversion equipment for electronic and electrical systems for industrial, commercial, residential, and military and aerospace applications. Corporate headquarters are in East Aurora, N.Y., with operations in Cuba, N.Y., Lumberton, N.C., and Tempe, Ariz.

                            # # # #

ACME ELECTRIC CORPORATION

Comparative Analysis
(in thousands, except per share data)


                     13 Weeks Ended      26 Weeks Ended
                   12/31/99  01/02/99  12/31/99  01/02/99
                   --------  --------  --------  --------

Net Sales           $19,247   $18,803   $38,518   $41,181
Net Income             $417      $402    $1,359      $924
Net Income Per Common Share
   Basic               $.08      $.08      $.27      $.18
   Diluted             $.08      $.08      $.26      $.18

Weighted Average Number of Shares
  Outstanding Used to Compute
  Income Per Common Share:
   Basic              5,074     5,057     5,073     5,056
    Diluted           5,152     5,088     5,135     5,078


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input extension 006675; or visit our web site at acmeelec.com